February 17, 2006

Via EDGAR

Ms. Cecilia D. Blye, Chief

Division of Corporation Finance

Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:                               Hilton Hotels Corporation (“Hilton” or the “Company”) –
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 10, 2005 (the “10-K”) and Current Report on Form 8-K Filed December 29, 2005 (the “8-K”)
(File No. 1-03427)

Dear Ms. Blye:

We set forth below the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the 10-K and the 8-K set forth in its letter of February 7, 2006 to Stephen F. Bollenbach.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure of our filings with the Securities and Exchange Commission. The Company also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 10-K or the 8-K, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

For ease of reference, we reproduce below the Staff’s comments in bold, and include under each comment the response of the Company.

Staff’s Comment and the Company’s Response:

General

1.                                      We note from your Form 8-K filed December 29, 2005 that the Hilton Group plc, whose hotel properties you have agreed to acquire, has hotel operations in Sudan. We also note from the Hilton Group plc website and a public media source that the Hilton Group plc may also have hotel operations in Syria. As you may know, Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and they are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. Please clarify for us whether you will acquire Syrian operations in the transaction. Describe to the best of your knowledge the Sudanese, and any Syrian, operations you will acquire in the transaction, and discuss their materiality to you in light of each country’s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your anticipated operations in, and contacts with, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Your response also should provide sufficient information about the historical and current operations of the Sudanese, and any Syrian, interests you will acquire to make clear their significance to you in the context of your historical and current operations.

As you note, on December 29, 2005 the Company entered into the Sale and Purchase Agreement (the “SPA”) with Hilton Group plc (“HG”), and certain of HG’s subsidiaries, pursuant to which the Company has agreed, subject to the terms and conditions therein, to purchase HG’s lodging business (the “Acquisition”), which is conducted primarily outside the United States (the “Business”). The Acquisition will include HG’s indirect, wholly-owned subsidiary, Hilton International Co., (“HIC”), which franchises, owns, or manages on behalf of other owners or franchisees, substantially all of the hotels included in the Business. HIC is the owner of the Hilton trademark outside the United States.

Syria

With regard to your first inquiry as to potential acquisitions of operations in Syria related to the Acquisition, we would like to clarify that we are aware of no hotel operations, assets or liabilities located in Syria which are to be transferred to the Company in the Acquisition. For purposes of the protection of the Hilton mark, certain intellectual property of HIC held outside of Syria is registered in Syria.

Sudan

Further, as you note, HG, through a non-US subsidiary, has contracts to manage two hotels in Sudan. The Company’s acquisition of those contracts is subject to the receipt of a license from the Office of Foreign Assets Control at the U.S. Department Of The Treasury (“OFAC”) authorizing a non-US subsidiary of the Company to do so. If OFAC does not issue such a license, the management contracts will be disposed of or terminated by HG, without an impact on the purchase price of the Business. The Company will not receive any benefit from the acquisition of any Sudanese operations unless it receives an interpretation (or a license) from OFAC to the effect that that would not violate OFAC’s Sudanese sanctions.

If OFAC issues a license authorizing a non-US subsidiary of the Company to acquire the Sudanese operations contained within the Business, we respectfully submit that the Sudanese operations that its non-US subsidiary will engage in will be quantitatively and qualitatively immaterial to the consolidated operations of the Company.

Included in the Business are the management contracts for the management of two hotels located in Sudan (the “Sudanese Management Contracts”) – the Hilton Port Sudan and the Hilton Khartoum (the “Sudanese Hotels”). The Sudanese Management Contracts were originally entered into between HIC and Sudanese Kuwaiti Hotels Company Ltd. (“SKH”), (1) the owner of the Sudanese Hotels. Pursuant to the Sudanese Management Contracts, HIC undertook to manage the Sudanese Hotels and, in a related agreement, agreed to manage the construction and provide a portion of the financing for the Hilton Port Sudan, and the owner of the Sudanese Hotels was given the right to use the Hilton name. As authorized by a license issued by OFAC, HIC assigned all of its rights and interests in the Sudanese Management Contracts to a non-US subsidiary of HG. If the Company were to acquire the Sudanese Management Contracts such acquisition would be pursuant to an OFAC license allowing the assignment of the contracts to a non-US subsidiary of the Company. Upon such OFAC sanctioned assignment, the Sudanese Management Contracts would constitute the only assets or operations that the Company would acquire in Sudan in the Acquisition, and accordingly, Sudan would account for 2 hotels out of a total of approximately 2,750 owned, leased, managed or franchised by the Company after the Acquisition.

The Sudanese operations have historically been an immaterial part of HIC, and on a pro forma basis, the Sudanese operations would be an immaterial part of the combined Company. The revenue derived by HIC from the Sudanese Management Contracts has been wholly based upon the management fee that the relevant HIC subsidiary has been paid with respect to the relevant Sudanese Hotel. If the OFAC license is obtained, the Company would maintain the

(1)                                  We understand from HG that SKH is 51%-owned by the Sudanese Government’s Ministry of Finance. SKH is not included on OFAC’s List of Specially Designated Nationals and Blocked Persons

Sudanese Management Contracts in substantially the same manner as is currently maintained by HG. Treating all data on a pro forma basis for the Acquisition at year end December 31, 2005, the Sudanese operations we would acquire in the Acquisition represent .04% of the Company’s total assets. On the same pro forma basis, the Sudanese operations represent .03% of the Company’s total revenue. Consequently, we have concluded that the Sudanese Management Contracts would be quantitatively immaterial to the Company.

With regard to qualitative materiality, we do not believe that the limited operations we would acquire pursuant to and maintain subsequent to the Acquisition are qualitatively material to us. More specifically, we do not believe that such operations constitute a material investment risk to our security holders nor do we believe such operations will be material to our reputation or effect our share price. We believe this because, among other factors, our investors will know that any operations we acquire in Sudan will be in compliance with an OFAC license or interpretation, since, as noted above, pursuant to the terms of the SPA, the Company will only acquire the Sudanese Management Contracts if we have received such a license or interpretation to transfer the ownership of all Sudanese assets to a non-US entity within our control. Additionally, the Company intends to ensure that all personnel involved in the management of the Sudanese Hotels are employees of the aforementioned Hilton-affiliated non-US entity. We do not expect our investors to be surprised that in a large international acquisition in the hotel industry that we are acquiring immaterial and incidental operations in a country such as Sudan. Although we have received questions on this matter from investors, we have not to date encountered any widespread objection to the Sudanese investment, which will be specifically permitted by the US federal government. Another point in this regard is that the hotel business is not one that has traditionally been associated with state-sponsored terrorism and consequently our incidental acquisitions of the Sudanese Management Contracts should not affect investor perception of our operations in their totality, nor be material to or to impact our share price.

With respect to the adoption by states of their own sanctions, we believe that such state sanctions have been preempted by the comprehensive federal sanctions legislations and regulations and are thus unconstitutional under the Supremacy Clause. (See the U.S. Supreme Court’s decision in Crosby v. National Foreign Trade Council, 530 U.S. 363 (2000)). We do not believe that such attempts by certain states to enter the foreign policy arena are likely to affect our reputation or share value.

Based upon the evaluation of materiality as set forth above, which includes both quantitative and qualitative factors (including the potential impact of our activities upon our reputation and share value) that a reasonable investor would consider important in making an investment decision, we respectfully submit that the acquisition of the Sudanese Management Contracts by the Company would not be material to our operations and would not constitute a “material investment risk” for our security holders.

2.                                      Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Sudan and Syria.

Our response to this comment is fully integrated into the response to the first comment.

*    *    *    *    *

If you have any questions or comments concerning the matters discussed above, please call me on (310) 278-4321.

Very truly yours,

Madeleine Kleiner

cc:	Karen Garnett
(Securities and Exchange Commission)

Stephen F. Bollenbach
Robert LaForgia
(Hilton Hotels Corporation)

Alison S. Ressler
Richard C. Morrissey
(Sullivan & Cromwell LLP)